Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, December 3, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) pursuant to article 12, paragraph 4 of CVM Instruction 358/02, provides herein the full content of the notice received from Votorantim S.A.

São Paulo, December 3, 2020

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

VOTORANTIM

02 de dezembro de 2020.

A
Suzano Papel e Celulose S.A.
Av. Brigadeiro Faria Lima, 1.355 – 8º andar – Pinheiros – São Paulo/SP
A/C
Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e Relações com Investidores

Ref: Divulgação de Venda de Participação Acionária Relevante

Prezado Senhor Marcelo,

Nos termos do Artigo 12 da Instrução CVM nº 358/02, conforme alterada ("ICVM 358"), a Votorantim S.A. ("VSA"), inscrita no CNPJ sob o nº 03.407.049/0001-51, na qualidade de acionista da Suzano S.A. (aqui, "Companhia"), informa, pela presente carta, que alienou 25.000.000 (vinte e cinco milhões) de ações ordinárias de emissão da Companhia.

Desta forma, em concordância com o dispositivo acima indicado, fornece as seguintes informações:

I. A Votorantim S.A. é sociedade por ações legalmente constituída no Brasil e com sede localizada na Rua Amauri, nº 255, 13º Andar, Jardim Europa, São Paulo/SP, Brasil.

II. A VSA não tem o objetivo de realizar mudanças no grupo controlador ou na estrutura administrativa da Companhia.

III. Na presente data, a VSA se torna titular de 50.180.059 (cinquenta milhões, cento e oitenta mil e cinquenta e nove) ações ordinárias de emissão da Companhia, representativas de aproximadamente 3,7% (três virgula sete por cento) do capital social total e votante da Companhia e não possui quaisquer outros valores mobiliários e instrumentos financeiros derivativos referenciados em ações da Companhia, incluindo bônus de subscrição ou quaisquer direitos relacionados à subscrição de ações nem de opções de compra de ações da Companhia, .

IV. Na presente data, a VSA não é parte de qualquer acordo ou compromisso que rege o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia.

Na eventual necessidade de maiores esclarecimentos ou comentários em relação ao assunto, por favor, não hesitem em nos contatar.

Atenciosamente,

Sergio Malacrida – Diretor Financeiro e de Relações com Investidores

Votorantim S.A. Dir. Jurídica

Rua Amauri, 255 | 13º andar
São Paulo SP, 01448-000
www.votorantim.com